US Gold Corporation

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

February 17, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Mr. Sirimal R. Mukerjee

RE:

US Gold Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 16, 2010

Definitive Proxy Statement on Schedule 14A, Filed April 30, 2010

Forms 10-Q for the Fiscal Quarters Ended June 30, 2010 and September 30, 2010,

Filed August 6, 2010 and November 3, 2010;

File No. 001-33190

Dear Mr. Mukerjee:

I am writing in reference to your telephone conversation with David Babiarz of the law firm Dufford & Brown, P.C. on February 16, 2011 and certain comments raised by the staff in a follow-up letter dated January 28, 2011 with regard to the filings by US Gold Corporation (“we” or the “Company”) noted above.  You will please recall that we responded to the staff’s original letter of comment dated November 22, 2010 on December 7, 2010.  The purpose of this letter to confirm certain information conveyed to you on behalf of the Company by Mr. Babiarz in that conversation.  Specifically, and with reference with the comments in the letter from the staff, please be advised as follows:

Definitive Proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers, page 13

1.             We propose to address this comment prospectively in our proxy statement for the 2011 annual meeting of shareholders.  The relevant paragraph of the proxy statement, as revised in response to the staff’s initial comments as well as the comments in the latest letter, would read in pertinent part as follows, based on the format of the 2010 statement:

We commissioned a report from an independent consulting firm to assist in the assimilation of the three target companies acquired by us in 2007, which report addressed a variety of subjects relevant to that objective, including a compensation philosophy that would serve to retain the employees of the target companies.  This report included, in part, a discussion of the elements and mix of compensation perceived necessary to retain employees of the target companies and to attract new employees, including the base salary rates for various categories of employees. The elements of compensation recommended by our independent consultant included a base salary and incentive compensation in the form of stock options.  The recommended mix of compensation included base cash compensation sufficient to be competitive in the industry and to provide adequate financial security to allow each employee to focus on value creation.  The report recommended that the equity incentive compensation should allow each employee the opportunity to achieve more financial independence in the event that their competencies are fully developed and realized.  (From page 14 of the original proxy statement)

With regard to the other named executive officers, our Chief Executive Officer recommends the form and amount of compensation that he deems appropriate for the respective individuals.  The philosophy of our Chief Executive Officer is consistent with the recommendation of the independent consultant as to the elements and mix of compensation, and he has applied this philosophy consistently since becoming our Chief Executive Officer.  Specifically, he believes that the base compensation of the named executive officers should be competitive, but not the principal source of compensation, and that the equity incentive portion of the compensation should be the primary source of reward.  In keeping with this philosophy, he believes that the base cash compensation should generally be within the range of perceived peers for comparable positions, but in the lower percentile of those peers.  Also in keeping with that philosophy, he suggested that the equity incentive compensation should be sufficient that the named executive officers can achieve more financial independence if the officers are successful in creating value for the shareholders.

In the case of our principal financial officer and the other named executive officers, we accepted the recommendation of our Chief Executive Officer when the individuals were initially hired and then reevaluated that compensation each January.  The range of compensation recommended by our Chief Executive Officer for the named executive officers was generally within the range suggested by the consultant.(From page 15)

Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010

Exhibits 31.1 and 31.2

2.             This comment has been complied with.  The amendments to our Forms 10-Q for the Fiscal Quarters Ended June 30, 2010 and September 30, 2010 that include the entire periodic reports and new, corrected certifications that match exactly the form set forth under Item 601(b)(31) of Regulation S-K were filed with the Commission on February 3, 2011.

Closing Comments

The Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance and attention.

Sincerely,
US GOLD CORPORATION

/s/ Perry Y. Ing

Perry Y. Ing,
Vice President and Chief Financial Officer

cc:	Dufford & Brown, P.C.
KPMG LLP